Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

January 15, 2013

VIA EDGAR

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	SandRidge Energy, Inc. ("SandRidge" or the "Company") Revised Preliminary Consent Statement On Schedule 14A Filed January 14, 2013 by TPG-Axon Partners, LP, Dinakar Singh, et al. File No. 001-33784

Dear Mr. Hindin:

In response to your verbal comment related to the revised preliminary consent statement on Schedule 14A filed by TPG-Axon Partners, LP and its affiliates on January 14, 2013, please find attached supplemental support, which was previously sent to you via e-mail, for the following statements therein:

"The Company's Net Asset Value (as estimated by research analysts)…[has] also declined dramatically since the Company's IPO.  The Common Stock continues to trade at a meaningful discount to NAV, based on many analyst estimates."

In the event that you have any further questions, please contact me at (212) 756-2208, Marc Weingarten at (212) 756-2280 or Eleazer Klein at (212) 756-2374.

Very truly yours,

/s/ David Rosewater
David Rosewater

SandRidge Energy, Inc.'s Net Asset Value Over Time

The above chart provides the per share Net Asset Value of SandRidge by three research analysts (UBS, Deutsche Bank and Howard Weil) calculated at three times: (i) prior to the end of the company's third fiscal quarter in 2008, (ii) prior to the end of the company's third fiscal quarter in 2012, and (iii) in the most recent reports.

UBS: Prior to the end of Q3 2008, UBS estimated SandRidge's per share NAV to be $39.00.  As of the date of its report publishing such NAV estimate, the stock was trading at $23.89, which was a 38.74% discount to its NAV estimate.  Prior to the end of Q3 2012, UBS estimated SandRidge's per share NAV to be $16.00.  As of the date of its report publishing such NAV estimate, the stock was trading at $6.58, which was a 58.88% discount to its NAV estimate.  In its most recent report (dated January 11, 2013), UBS estimated SandRidge's per share NAV to be $9.90.  As of the date of its report publishing such NAV estimate, the stock was trading at $6.86, which was a 30.71% discount to its NAV estimate.

Deutsche Bank: Prior to the end of Q3 2008, Deutsche Bank estimated SandRidge's per share NAV to be $69.00.  As of the date of its report publishing such NAV estimate, the stock was trading at $37.59, which was a 45.52% discount to its NAV estimate.  Prior to the end of Q3 2012, Deutsche Bank estimated SandRidge's per share NAV to be $10.00.  As of the date of its report publishing such NAV estimate, the stock was trading at $6.58, which was a 34.20% discount to its NAV estimate.  In its most recent report (dated November 9, 2012), Deutsche Bank estimated SandRidge's per share NAV to be $9.00.  As of the date of its report publishing such NAV estimate, the stock was trading at $6.10, which was a 32.22% discount to its NAV estimate.

Howard Weil: Prior to the end of Q3 2008, Howard Weil estimated SandRidge's per share NAV to be $52.00.  As of the date of its report publishing such NAV estimate, the stock was trading at $22.15, which was a 57.40% discount to its NAV estimate.  In its most recent report (dated January 14, 2013), Howard Weil estimated SandRidge's per share NAV to be $8.32.  As of the date of its report publishing such NAV estimate, the stock was trading at $6.86, which was a 17.55% discount to its NAV estimate.

UBS, Deutsche Bank and Howard Weil are a sample of research analysts who have presented NAV estimates, to which SandRidge common stock has traded at a discount, both historically and most recently.  Accordingly, the above data supports the statements that "The Company's Net Asset Value (as estimated by research analysts)…[has] also declined dramatically since the Company's IPO.  The Common Stock continues to trade at a meaningful discount to NAV, based on many analyst estimates."

For your reference, attached as Exhibit A are highlighted (in red boxes) excerpts from each of the aforementioned reports citing the applicable trading price and per share NAV estimate.

UBS

UBS Investment Research

Sandridge Energy Inc

Global Equity Research

Americas

Oil Companies, Secondary

12-month rating	Buy
	Prior: Not Rated
12m price target	US$35.00
Price	US$23.89

RIC: SD.N BBG: SD US

19 September 2008

Initiating Coverage with a Buy

■ **Initiating with a Buy and a $35 price target, or 10% discount to NAV**

SD's 66% pullback from its recent highs seems to be overdone and is currently trading below pre-IPO levels despite an improved growth outlook. SD has sold off more than its peers primarily on concerns that it requires financing to fund its growth objectives, as well as disappointment with exploration results to date.

■ **Material resource estimate fuel robust production growth**

SD's material resource potential of 7.84 Tcfe (5.1 Tcfe in the Piñon) enables a "near proved"-to-proved ratio of 3.1x and visible attractive production growth. We forecast production growth of 55% in 2008 and 25% in 2009, albeit production per debt adjusted share growth below its resource play peers. We also believe SD should grow its production 20-25% per annum over the longer term

■ **Upcoming catalysts that could move the stock**

1) A successful sale of East Texas assets would eliminate equity financing requirements in 2009; 2) successful exploration results from the Frog Creek Thrust wells in the Piñon could materially increase Piñon's 5.1 Tcfe of resource potential; and 3) preliminary exploration well results from WTO acreage outside the Piñon would also add to NAV.

■ **Valuation: Trading at a 40% discount to our NAV**

Our conservative $39 NAV estimate assumes below guidance 2009E production and material equity financings in 2009-10. Our $35 price target also assumes 0.9x NAV as investors place a discount on companies requiring financing given the credit crisis.

Highlights (US$m)	12/06	12/07	12/08E	12/09E	12/10E
EBITDX	93	377	690	809	953
DACF	77	418	675	802	939
CFPS (UBS, US$)	0.88	2.62	3.55	3.50	3.65
EPS (UBS, US$)	0.16	(0.04)	0.75	0.60	0.60

Profitability & Valuation	5-yr hist av.	12/07	12/08E	12/09E	12/10E
Prod per share growth %	-	77.9	3.7	11.5	6.1
ROACE %	-	4.0	5.3	4.3	4.2
EV/EBITDX x	-	16.3	8.7	8.3	7.5
EV/DACF x	-	14.8	8.9	8.4	7.6
P/CFPS (UBS) x	-	26.3	6.7	6.8	6.5

Source: Company accounts, Thomson Financial, UBS estimates. (UBS) valuations are stated before goodwill-related charges and other adjustments for abnormal and economic items at the analysts' judgement.

Valuations: based on an average share price that year, (E): based on a share price of US$23.89 on 18 Sep 2008 18:26 EDT

William A. Featherston
Analyst
william.featherston@ubs.com
+1-212-713 9701

Saurabh Kapur
Associate Analyst
saurabh-s.kapur@ubs.com
+1 212 713 9440

Craig Weiland
Associate Analyst
craig.weiland@ubs.com
+1-212-713 3654

Trading data

52-wk range	US$83.74-21.53
Market cap.	US$3.96bn
Shares o/s	166m (COM)
Free float	85%
Avg. daily volume ('000)	703
Avg. daily value (US$m)	29.5

Balance sheet data 12/08E

Shareholders' equity	US$2.22bn
P/BV (UBS)	1.1x
Net Cash (debt)	(US$2.58bn)

Forecast returns

Forecast price appreciation	+46.5%
Forecast dividend yield	0.0%
Forecast stock return	+46.5%
Market return assumption	6.7%
Forecast excess return	+39.8%

CFPS (US$)

	12/08E			12/07
	From	To	Cons.	Actual
Q1	-	0.94	1.01	0.37
Q2	-	0.93	0.93	0.54
Q3E	-	0.81	0.88	0.85
Q4E	-	0.86	0.89	0.80
12/08E	-	3.55	*3.79*	
12/09E	-	3.50	*4.40*	

Performance (US$)

Source: UBS

www.ubs.com/investmentresearch

This report has been prepared by UBS Securities LLC

ANALYST CERTIFICATION AND REQUIRED DISCLOSURES BEGIN ON PAGE 26.

UBS does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Customers of UBS in the United States can receive independent, third-party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.ubs.com/independentresearch or may call +1 877-208-5700 to request a copy of this research.

For the exclus

UBS

UBS Investment Research

SandRidge Energy Inc

2Q Beats But Guidance Disappoints

- **2Q EPS/CFPS above UBSe and consensus**

2Q EPS/CFPS of $0.07/$0.37 exceeded UBSe of $(0.02)/$0.34 and consensus of $0.01/$0.32. Total production rose 46% YoY to 90.2 MBoed, above consensus' 87.4 MBoed and inline with UBSe. Crude comprised 56% of total production in 2Q, vs. 56% in 1Q12 and 49% in 2Q11. Realized commodity prices rose 18% YoY, 1% above UBSe. Pre-tax per unit expenses were flat YoY at $7.94/Mcfe, the second highest cost structure in our E&P universe.

- **Raises natural gas production and capex guidance**

SD raised '12 production guidance from 32.3 MMBoe to 33.0 MMBoe, with 100% of the increase coming from higher natural gas volumes. Revised volume guidance is only slightly above consensus of 32.8 MMBoe. SD also raised '12 capex guidance 13.5% to $2.1 billion (consensus was $1.9 billion). Given a 2% rise in production coupled with a 13.5% increase in capex, the combination widens the 'organic' FCF deficit by $160 MM to $1.24 billion. We've trimmed our 2012/13 CFPS to $1.35/$1.70 from $1.40/$1.85.

- **Despite >$3.6bn in asset monetizations in 18 months, still over-levered**

Despite >$3.6bn in asset monetizations since 2010, SD's financial leverage still remains high relative to its peers and it still faces a ~$1.8 billion funding gap in 2013-14, assuming current strip prices. SD currently has ~$1.3 billion of available liquidity which includes $300 MM of cash on 7/31 & a $1 billion revolver.

- **Valuation: financial leverage still prompts significant discount to NAV**

Our $7.50 PT assumes 0.45x 2P NAV or 6.6x normalized 2012E EBITDX.

Highlights (US$m)	12/10	12/11	12/12E	12/13E	12/14E
EBITDX	579	620	997	1,281	1,662
DACF	540	647	1,038	1,331	1,632
CFPS (UBS, US$)	0.87	0.83	1.35	1.70	2.20
EPS (UBS, US$)	0.02	(.00)	0.10	0.20	0.65

Profitability & Valuation	5-yr hist av.	12/11	12/12E	12/13E	12/14E
Prod per share growth %	28.1	-14.3	24.3	8.8	10.0
ROACE %	5.9	(0.2)	5.2	5.0	7.0
EV/EBITDX x	10.3	11.1	6.8	6.1	5.2
EV/DACF x	10.3	10.6	6.5	5.8	5.3
P/CFPS (UBS) x	9.2	10.9	4.9	3.9	3.0

Source: Company accounts, Thomson Reuters, UBS estimates. (UBS) valuations are stated before goodwill-related charges and other adjustments for abnormal and economic items at the analysts' judgement.
Valuations: based on an average share price that year, (E): based on a share price of US$6.58 on 02 Aug 2012 18:41 EDT

William A. Featherston
Analyst
william.featherston@ubs.com
+1-212-713 9701

Margaret O'Connor
Associate Analyst
margaret.o-connor@ubs.com
+1-212-713 2257

William Janela
Associate Analyst
william.janela@ubs.com
+1-212-713 1151

Global Equity Research

Americas

Oil Companies, Secondary

12-month rating	Neutral * *Unchanged*
12m price target	US$7.50 *Unchanged*
Price	US$6.58

RIC: SD.N BBG: SD US

3 August 2012

Trading data	
52-wk range	US$9.76-5.01
Market cap.	US$3.22bn
Shares o/s	489m (COM)
Free float	85%
Avg. daily volume ('000)	1,762
Avg. daily value (m)	US$11.5

Balance sheet data 12/12E	
Shareholders' equity	US$4.45bn
P/BV (UBS)	0.7x
Net Cash (debt)	(US$4.18bn)

Forecast returns	
Forecast price appreciation	+14.0%
Forecast dividend yield	0.0%
Forecast stock return	+14.0%
Market return assumption	5.2%
Forecast excess return	+8.8%

CFPS (US$)

	12/12E			12/11
	From	To	Cons.	Actual
Q1	0.22	0.22	0.29	0.14
Q2E	0.34	0.37	0.32	0.19
Q3E	0.39	0.34	0.36	0.23
Q4E	0.42	0.37	0.42	0.27
12/12E	1.40	1.35	*1.41*	
12/13E	1.85	1.70	*1.99*	

Performance (US$)

Source: UBS

www.ubs.com/investmentresearch

This report has been prepared by UBS Securities LLC

ANALYST CERTIFICATION AND REQUIRED DISCLOSURES BEGIN ON PAGE 9. * Exception to core rating bands; See page 11

UBS does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

Company
Global Markets Research
North America United States
Industrials Oil & Gas Exploration & Production

Deutsche Bank

10 August 2008

# SandRidge Energy, Inc

Reuters: SD.N Bloomberg: SD UN Exchange: NYS Ticker: SD

## Shares leveled despite strong Q2 results

**Shannon Nome**
Research Analyst
(+1) 832 239-3144
shannon.nome@db.com

**Patrick Johnston**
Research Associate
(+1) 832 239-3113
patrick.johnston@db.com

**Company Announcement**

**Hold**

| | |
|---|---|
| Price at 8 Aug 2008 (USD) | 37.59 |
| Price Target | 69.00 |
| 52-week range | [illegible] |

**Key changes**

| | | | |
|---|---|---|---|
| EPS (USD) | 0.96 to 0.88 | ↓ | -8.4% |
| Revenue (USDm) | 1,258 to 1,350 | ↑ | 7.2% |

**Price/price relative**

70
65
60
55
50
45
40
35
30
25
11/07
5/08
SandRidge Energy, In
NA (Rebased)

| Performance (%) | 1m | 3m | 12m |
|---|---|---|---|
| Absolute | -34.7 | -24.0 | – |
| S&P 500 INDEX | 1.8 | -7.3 | -13.4 |

**Stock & option liquidity data**

| | |
|---|---|
| Market Cap (USD) | 5,958.6 |
| Shares outstanding (m) | 158.5 |
| Free float (%) | 63 |
| Volume (8 Aug 2008) | 1,693,100 |
| Option volume (und. shrs., 1M avg.) | 552,633 |

**Implied & Realized Volatility (3M)**

80%
60%
40%
20%
0%
May 08
Realized Vol
Implied Vol (ATM)

**Implied Volatility (3M, ATM) vs. Peers**

SD.N
ACI.N
ANR.N
FTI.N
BJS.N

*Weighted-avg. of index components
Data as of 07-Aug-08

**Investors "shoot first, ask questions later" despite strong Q2**
Strong Q2 earnings and a generally-upbeat discussion on the conference call were unable to surmount sliding oil and gas prices, funding concerns, and question marks surrounding SD's exploration catalysts. While Friday's selloff was likely overdone, we've learned E&P valuation support becomes a moving target until commodity price pressures abate; further, SD still carries a relative premium to other high-growth stocks in the sector; maintain HOLD.

**Q2 results top expectations**
EPS of $0.21 topped our $0.20 estimate and consensus of $0.16; CFPS of $0.90 similarly outpaced the Street's $0.81. Q2 volumes of 280 MMcfe/d easily surpassed our 266 MMcfe/d estimate, marking an impressive 11% Q-Q increase. Despite this, and an upbeat operational assessment by management on the conference call, the shares were upended, declining 17% on the day.

**Question marks: capex hike, funding needs, exploration newsflow**
Potential concerns surrounded the $500MM, or 33%, capital budget hike—sufficient to fund a doubling in WTO rigs but 'only' an 8% boost to 2009E volumes. Further, if the E TX assets cannot be divested, then (per management) debt and equity issuances would be required to fund the cash shortfall. Also, we would say those looking for concrete exploration news were left wanting for more. The new 3D seismic points to new potential opportunities but doesn't seem to boost confidence in the currently-drilling test locations. SD further left its full-year guidance unchanged due to shut-ins (Grey Ranch fire, other maintenance). We are modeling full-year production of 102 Bcfe compared to guidance of 100 Bcfe, and feel comfortable staying modestly above guidance, but lower midstream margin projections drive our 2008 EPS and CFPS estimates down by 8% and 4%, respectively.

**Selloff seems over[illegible]ve; maintain Hold**
While our unchange[illegible] $69 NAV-supported target price suggests substantial upside from currently-depr[illegible] circumstance across the group, which has been uniformly battered over the past six weeks. Our prospective NAV calculation values SD's 2P reserves and rigs at $63/share net of debt, with another $6/share of risked P3 reserve potential. Investment risks include sensitivity to commodity pricing, significant capital needs, the possibility of exploratory disappointments, and exposure to known infrastructure constraints in the West Texas Overthrust.

**Forecasts and ratios**

| Year End Dec 31 | 2007A | **2008E** | 2009E |
|---|---|---|---|
| FY EPS (USD) | -0.06 | **0.88** | 2.35 |
| OLD FY EPS (USD) | -0.06 | **0.96** | 2.70 |
| Revenue (USD) | 676.8 | **1,349.6** | 1,984.1 |

*Source: Deutsche Bank estimates, company data*

[1] Includes the impact of FAS123R requiring the expensing of stock options.

**Deutsche Bank Securities Inc.**

**All prices are those current at the end of the previous trading session unless otherwise indicated. Prices are sourced from local exchanges via Reuters, Bloomberg and other vendors. Data is sourced from Deutsche Bank and subject companies. Deutsche Bank does and seeks to do business with companies covered in its research reports. Thus, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Independent, third-party research (IR) on certain companies covered by DBSI's research is available to customers of DBSI in the United States at no cost. Customers can access IR at http://gm.db.com or by calling 1-877-208-6300. DISCLOSURES AND ANALYST CERTIFICATIONS ARE LOCATED IN APPENDIX 1.**

Deutsche Bank
Markets Research

Rating
**Hold**

North America
United States

Industrials
Oil & Gas Exploration & Production

Company
**SandRidge Energy**

| Reuters | Bloomberg | Exchange | Ticker |
|---|---|---|---|
| SD.N | SD US | NYS | SD |

Date
8 November 2012

## Results

| | |
|---|---|
| Price at 8 Nov 2012 (USD) | 6.10 |
| Price Target | 9.00 |
| 52-week range | 8.82 - 5.89 |

Ryan Todd
Research Analyst
(+1) 212 250-8342
ryan.todd@db.com

Stephen Richardson
Research Analyst
(+1) 212 250-8356
stephen.richardson@db.com

Mimi Kong
Research Associate
(+1) 212 250-9331
mimi.kong@db.com

# The Biggest Move Yet to Shore Up the Balance Sheet

### Mixed quarterly result trumped by positive potential Permian asset sale

On a day in which we saw a 3Q beat and the challenge of an activist shareholder, the biggest news was SD's intent to sell its Permian assets. With high leverage and significant funding gaps amongst the largest overhangs on the stock, we view the move as positive in addressing the near-term balance sheet and focusing capital spending on the company's primary growth asset in the Mississippian. Longer-term, however, funding issues remain, particularly given the loss of Permian cash flow. Hold.

### Adding clarity to near-term funding, but long-term issues remain .

SandRidge announced its intent to explore the sale of its Permian assets (ex-PER), with current production of ~24,500 boe/d and YE11 proved reserves of ~165 mmboe. With recent asset deals in the Central Basin Platform valued at ~$100-$115k/flowing boe, we see potential value for SD of ~$2.0-$2.6 bn. Although the deal may not be accretive (we carry ~$2.3bn in our NAV currently for the Permian and SD's rich 6.1x CF multiple will be difficult to hit), we believe that the lifting of the funding overhang (~$2bn funding gap through 2014, 61% current net debt to cap) and greater asset focus are probably steps in the right direction. Long-term, however, challenges remain, as the loss of $500m+ of annual cash flow (more than half of SD's CF and a free cash flow generating asset) will be keenly felt.

### 3Q Result: Puts and Takes

SD reported Q3 adj EPS of $0.05 vs. DBe of $0.02. Production for the quarter was 103 mboepd, higher than our 99.3 mboepd estimate. Oil volumes were in-line at 54 mbpd, while gas volumes of 295 mmcf/d were 8% above our forecast. The biggest delta to our numbers was cash costs, which came in 13% below our projections, driving the beat. The company increased FY capex by $50 mm to $2,150 mm with ~$80% of the budget spent YTD. In addition to providing a revised 2012 guidance, SD also released a 2013 capex budget of $1,750 mm reflecting a significant pull back in drilling activity in the Permian. Additionally, incorporating newly producing wells, Miss Kansas wells are now averaging slightly lower at 291 boe/d vs 317 boe/d during the 2Q call.

### Val[illegible]

Ou[illegible] $9 PT is based on our Net Asset Value (NAV) [illegible]at $90/$4.50 and a 10% dis[illegible]ity strength, better than expected Miss drilling and a Miss JV. Downside risks include capex overruns, poor drilling results in Miss extension and a rising cost of capital.

Price/price relative

16
12
8
4
0
11/09
5/10
11/10
5/11
11/11
5/12
SandRidge Energy
S&P 500 INDEX (Rebased)

| Performance (%) | 1m | 3m | 12m |
|---|---|---|---|
| Absolute | -14.8 | -7.7 | -21.3 |
| S&P 500 INDEX | -4.2 | -0.5 | 9.3 |

Forecasts And Ratios

| Year End Dec 31 | 2011A | 2012E | 2013E |
|---|---|---|---|
| FY EPS (USD) | -0.00 | 0.19 | -0.02 |
| OLD FY EPS (USD) | -0.00 | 0.17 | 0.37 |

Source: Deutsche Bank estimates, company data

Deutsche Bank Securities Inc.

All prices are those current at the end of the previous trading session unless otherwise indicated. Prices are sourced from local exchanges via Reuters, Bloomberg and other vendors. Data is sourced from Deutsche Bank and subject companies. Deutsche Bank does and seeks to do business with companies covered in its research reports. Thus, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. DISCLOSURES AND ANALYST CERTIFICATIONS ARE LOCATED IN APPENDIX 1. MICA(P) 072/04/2012.

Howard Weil Incorporated
Exploration and Production

Larry Benedetto 504.582.2655
larryb@howardweil.com
Jonathan Robert 504.582.2638
jonathanr@howardweil.com
Joseph Bachmann 504.582.2637
josephb@howardweil.com
Peter Kissel 504.582.2881
peterk@howardweil.com
Kate Schilling 504.582.2884
kates@howardweil.com

September 29, 2008

# Revised Commodity Price Assumptions

## *Revised Earnings Estimates & Price Targets*

| Natural Gas Price Assumptions ($/Mcf) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1Q08 | 2Q08 | 3Q08 | 4Q08 | FY08 | FY09 | FY10 | FY11 | FY12 | FY13* |
| Old | $8.02 | $10.93 | $12.75 | $11.50 | $10.80 | $9.00 | $8.00 | $8.00 | $8.00 | $7.50 |
| **New** | **$8.02** | **$10.93** | **$10.25** | **$8.00** | **$9.30** | **$8.00** | **$8.00** | **$8.00** | **$8.00** | **$7.50** |

| Oil Price Assumptions ($/Bbl) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1Q08 | 2Q08 | 3Q08 | 4Q08 | FY08 | FY09 | FY10 | FY11 | FY12 | FY13* |
| Old | $97.86 | $123.80 | $130.00 | $130.00 | $120.42 | $120.00 | $120.00 | $120.00 | $120.00 | $70.00 |
| **New** | **$97.86** | **$123.80** | **$120.00** | **$95.00** | **$109.17** | **$100.00** | **$105.00** | **$110.00** | **$110.00** | **$70.00** |

* Long-term price

| | HW Analyst | Current Action | OLD NAV | NEW NAV | OLD Target Price | NEW Target Price |
|---|---|---|---|---|---|---|
| **Large Cap:** | | | | | | |
| APA | LB | MO | $164 | *$152* | $167 | *$151* |
| APC | LB | FS | $99 | *$87* | $103 | *$91* |
| DVN | LB | MO | $151 | *$139* | $134 | *$131* |
| CHK | LB | *MO* | $78 | *$66* | $85 | *$64* |
| EOG | LB | MO | $148 | *$138* | $145 | *$135* |
| XTO | LB | MO | $84 | *$83* | $80 | *$79* |
| **Mid Cap:** | | | | | | |
| NBL | LB | MO | $103 | *$76* | $116 | *$97* |
| NFX | LB | MO | $101 | *$91* | $94 | *$84* |
| PXD | LB | MO | $107 | *$86* | $87 | *$82* |
| PXP | LB | MO | $81 | *$77* | $90 | *$78* |
| RRC | LB | MO | $71 | *$67* | $71 | *$67* |
| SWN | LB | MO | $56 | $57 | $59 | *$57* |
| UPL | LB | MO | $108 | *$96* | $112 | *$96* |
| **Small Cap:** | | | | | | |
| ATPG | JR | MO | $55 | *$45* | $55 | *$45* |
| BBG | LB | MO | $71 | *$68* | $70 | *$66* |
| COG | LB | MO | $86 | *$82* | $92 | *$77* |
| CRZO | JR | MO | $90 | *$78* | $90 | *$78* |
| CXG | JB | MO | $49 | *$46* | $49 | *$46* |
| CXO | JR | MO | $54 | *$47* | $54 | *$47* |
| FST | LB | MO | $101 | *$92* | $90 | *$80* |
| GDP | JR | MO | $78 | *$60* | $78 | *$60* |
| ME | JB | MO | $42 | *$37* | $43 | *$37* |
| MMR | JB | MP | $18 | [illegible] | $27 | *$26* |
| SD | JR | MO | $60 | *$52* | $60 | *$52* |
| SFY | JB | MP | $59 | [illegible] | $65 | *$47* |
| SGY | JB | MP | $64 | *$54* | $70 | *$54* |
| SM | JB | MO | $67 | *$61* | $68 | *$61* |
| WTI | JB | MP | $48 | *$42* | $49 | *$42* |
| **Micro Cap:** | | | | | | |
| BEXP | JR | MO | $22 | *$18* | $22 | *$18* |
| CPE* | JB | MO | $22 | *$32* | $31 | *$33* |
| EPL | JR | MO | $23 | *$17* | $23 | *$17* |
| GMXR | JR | MO | $105 | *$85* | $105 | *$85* |
| GSX | JR | MP | $4 | *$3* | $3 | $3 |
| NOG | JR | MO | $22 | *$16* | $22 | *$16* |
| PLLL | JR | MO | $27 | *$22* | $27 | *$22* |
| PQ | JR | FS | $35 | *$27* | $35 | *$27* |
| **Other:** | | | | | | |
| HLX | BS/JB | MO | $50 | *$45* | $50 | *$45* |

**Now includes anticipated 1Q09 startup from Entrada*

*Page 1 of 5*

**All relevant disclosures and certifications begin on Page 4 of this report.**

Howard Weil Incorporated • 1100 Poydras Street, Suite 3500 • New Orleans, LA 70163

Commodity Price Assumptions – September 29, 2008

| | Share | 2008E EPS | | | 2008E CFPS | | | 2009E EPS | | | 2009E CFPS | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Price | OLD | NEW | P/E | OLD | NEW | P/CF | OLD | NEW | P/E | OLD | NEW | P/CF |
| **Large Cap:** | | | | | | | | | | | | | |
| APA | $109.88 | $17.03 | $14.18 | 7.8x | $27.69 | $24.37 | 4.5x | $16.14 | $12.11 | 9.1x | $27.68 | $23.01 | 4.8x |
| APC | $52.73 | $7.84 | $6.18 | 8.5x | $23.45 | $21.65 | 2.4x | $7.48 | $5.60 | 9.4x | $15.49 | $13.47 | 3.9x |
| DVN | $98.76 | $13.41 | $11.70 | 8.4x | $24.72 | $22.32 | 4.4x | $15.80 | $12.27 | 8.1x | $27.13 | $22.83 | 4.3x |
| CHK | $37.94 | $4.38 | $3.90 | 9.7x | $11.13 | $9.85 | 3.9x | $4.86 | $3.90 | 9.7x | $11.76 | $10.02 | 3.8x |
| EOG | $94.52 | $10.85 | $9.03 | 10.5x | $22.26 | $19.83 | 4.8x | $11.83 | $9.46 | 10.0x | $22.78 | $19.74 | 4.8x |
| XTO | $49.40 | $4.70 | $4.17 | 11.9x | $10.50 | $9.75 | 5.1x | $5.46 | $5.10 | 9.7x | $12.53 | $12.03 | 4.1x |
| *Average* | | | | *9.5x* | | | *4.2x* | | | *9.3x* | | | *4.3x* |
| **Mid Cap:** | | | | | | | | | | | | | |
| NBL | $59.52 | $8.84 | $7.31 | 8.1x | $15.56 | $13.97 | 4.3x | $12.02 | $9.32 | 6.4x | $19.43 | $13.58 | 4.4x |
| NFX | $34.53 | $4.85 | $3.84 | 9.0x | $12.35 | $10.80 | 3.2x | $6.61 | $5.05 | 6.8x | $15.13 | $12.92 | 2.7x |
| PXD | $56.93 | $5.32 | $4.50 | 12.7x | $13.45 | $11.96 | 4.8x | $8.46 | $6.60 | 8.6x | $21.52 | $18.42 | 3.1x |
| PXP | $37.54 | $6.97 | $5.85 | 6.4x | $15.96 | $14.10 | 2.7x | $7.03 | $5.44 | 6.9x | $18.52 | $14.97 | 2.5x |
| RRC | $47.63 | $2.24 | $2.07 | 23.0x | $6.08 | $5.82 | 8.2x | $2.44 | $1.99 | 23.9x | $7.60 | $5.68 | 8.4x |
| SWN | $33.24 | $1.84 | $1.49 | 22.2x | $3.94 | $3.42 | 9.7x | $1.87 | $1.72 | 19.4x | $4.28 | $4.04 | 8.2x |
| UPL | $57.31 | $3.23 | $2.86 | 20.0x | $5.83 | $5.32 | 10.8x | $4.03 | $3.29 | 17.4x | $7.00 | $5.97 | 9.6x |
| *Average* | | | | *14.5x* | | | *6.2x* | | | *12.8x* | | | *5.6x* |
| **Small Cap:** | | | | | | | | | | | | | |
| ATPG | $20.80 | $4.01 | $3.57 | 5.8x | $15.57 | $14.88 | 1.4x | $6.23 | $4.19 | 5.0x | $20.95 | $17.86 | 1.2x |
| BBG | $35.84 | $2.60 | $2.34 | 15.3x | $9.71 | $9.33 | 3.8x | $2.45 | $2.23 | 16.1x | $10.60 | $10.28 | 3.5x |
| COG | $38.88 | $3.13 | $2.60 | 15.0x | $7.20 | $6.40 | 6.1x | $2.89 | $2.34 | 16.6x | $7.68 | $6.86 | 5.7x |
| CRZO | $40.48 | $2.71 | $2.21 | 18.3x | $6.22 | $5.44 | 7.4x | $3.90 | $2.90 | 14.0x | $9.97 | $8.43 | 4.8x |
| CXG | $23.48 | $1.66 | $1.56 | 15.0x | $2.80 | $2.66 | 8.8x | $2.09 | $1.92 | 12.3x | $3.36 | $3.11 | 7.5x |
| CXO | $29.86 | $2.30 | $1.96 | 15.2x | $5.19 | $4.66 | 6.4x | $2.95 | $2.43 | 12.3x | $6.38 | $5.56 | 5.4x |
| FST | $52.17 | $5.59 | $5.29 | 9.9x | $14.78 | $14.31 | 3.6x | $6.10 | $4.85 | 10.8x | $16.23 | $14.28 | 3.7x |
| GDP | $45.19 | $0.56 | $0.23 | NM | $4.87 | $4.36 | 10.4x | $0.85 | $0.55 | NM | $5.71 | $5.24 | 8.6x |
| ME | $22.40 | $4.93 | $3.73 | 6.0x | $13.60 | $11.18 | 2.0x | $6.55 | $4.47 | 5.0x | $17.63 | $13.85 | 1.6x |
| MMR | [illegible] | $2.80 | $2.02 | 12.5x | $10.51 | $9.31 | 2.7x | $1.47 | $0.63 | NM | $7.18 | $5.88 | 4.3x |
| SD | $22.15 | $0.79 | $0.69 | 32.3x | $3.88 | $3.72 | 6.0x | $0.98 | $0.45 | NM | $4.45 | $3.66 | 6.1x |
| SGY | [illegible] | $10.43 | $8.94 | 5.0x | $23.58 | $21.28 | 2.1x | $11.11 | $8.06 | 5.5x | $27.28 | $22.59 | 2.0x |
| SFY | $41.99 | $9.68 | $7.89 | 5.3x | $21.06 | $18.39 | 2.3x | $9.76 | $6.64 | 6.3x | $21.32 | $16.86 | 2.5x |
| SM | $37.19 | $5.47 | $4.77 | 7.8x | $13.76 | $12.77 | 2.9x | $6.43 | $4.95 | 7.5x | $14.72 | $12.64 | 2.9x |
| WTI | $30.30 | $6.26 | $5.11 | 5.9x | $14.75 | $13.36 | 2.3x | $6.26 | $4.14 | 7.3x | $15.11 | $12.55 | 2.4x |
| *Average* | | | | *12.1x* | | | *4.5x* | | | *9.9x* | | | *4.1x* |
| **Micro Cap:** | | | | | | | | | | | | | |
| BEXP | $12.11 | $0.76 | $0.54 | 22.3x | $2.54 | $2.19 | 5.5x | $1.04 | $0.67 | 18.0x | $3.01 | $2.45 | 4.9x |
| CPE | $19.22 | $2.04 | $1.60 | 12.0x | $5.11 | $4.35 | 4.4x | $3.38 | $5.67 | 3.4x | $7.57 | $13.66 | 1.4x |
| EPL | $9.73 | $2.87 | $1.74 | 5.6x | $10.27 | $8.51 | 1.1x | $3.35 | $1.94 | 5.0x | $11.76 | $9.56 | 1.0x |
| GMXR | $51.98 | $2.88 | $2.01 | 25.9x | $7.04 | $5.56 | 9.4x | $3.74 | $2.09 | 24.9x | $8.68 | $5.62 | 9.2x |
| GSX | $1.68 | $0.10 | $0.07 | 23.1x | $0.28 | $0.23 | 7.2x | $0.10 | $0.07 | 23.8x | $0.31 | $0.27 | 6.2x |
| NOG | $8.50 | $0.12 | $0.08 | NM | $0.26 | $0.19 | NM | $0.95 | $0.78 | 10.9x | $1.75 | $1.51 | 5.6x |
| PLLL | $9.92 | $0.97 | $0.70 | 14.1x | $3.12 | $2.69 | 3.7x | $1.58 | $1.21 | 8.2x | $3.58 | $3.01 | 3.3x |
| PQ | $15.76 | $1.75 | $1.43 | 11.0x | $5.24 | $4.72 | 3.3x | $2.40 | $1.83 | 8.6x | $6.60 | $5.70 | 2.8x |
| *Average* | | | | *16.3x* | | | *5.0x* | | | *12.8x* | | | *4.3x* |
| **Overall Group:** | | | | 13.0x | | | 4.9x | | | 11.1x | | | 4.5x |
| **Other:** | | | | | | | | | | | | | |
| HLX | $25.85 | $3.15 | $2.91 | 8.9x | $6.56 | $6.29 | 4.1x | $4.75 | $3.94 | 6.6x | $10.05 | $9.23 | 2.8x |

Howard Weil

Page 2 of 5

David Amoss 504.582.2638 davida@howardweil.com
Blaise Angelico 504.582.2553 blaisea@howardweil.com
Joseph Bachmann 504.582.2637 josephb@howardweil.com
Brian Corales 504.582.2555 brianc@howardweil.com
Liam Kelly 504.582.2554 liamk@howardweil.com
Peter Kissel 504.582.2881 peterk@howardweil.com

Howard Weil
A division of Scotiabank

E&P – US Independents

1/14/2013 8:26 AM

Table I: Market Data and Financial Multiples

Ticker	HW Analyst	Current Action	Price Target	Risk Rating	Current Price $/Share 1/11/13	Annual High	Annual Low	Shs Out (mm)	Mkt Cap ($mm)	NEV ($mm)	Total Debt/Book Cap	EPS	P/EPS	CFPS	P/CFPS	EBITDA ($mm)	NEV/EBITDA
Large Cap																	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Avg									[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]
Median									[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]
Mid Cap																	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Avg									[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]
Median									[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]
Small Cap																	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Avg									[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]
Median									[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]
Total Group																	
Avg											[illegible]		[illegible]		[illegible]		[illegible]
Median											[illegible]		[illegible]		[illegible]		[illegible]

[illegible]

Natural Gas Price Assumptions ($/Mcf)												
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Oil Price Assumptions ($/Bbl)												
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* Long-term price

Page 1 of 3

Howard Weil is a division of Scotia Capital (USA) Inc., a member of the Scotiabank group, and represents Scotiabank's energy equities business in the United States. All relevant disclosures and certifications begin on Page 3 of this report.

1100 Poydras Street, Suite 3500 New Orleans, LA 70163

1/14/2013 8:26 AM

E&P: US Independents - Valuation Summary

Table II: NAV, NAV Sensitivity, Reserves and Production

| Ticker | Analyst | Current Action | Price Target | Risk Rating | HW NAV per sh | Price to NAV Ratio | NAV/share Breakout: Proved | Potential | WC/Other | Debt/Other | YE11 Reserves: bcfe | % Dev | %Gas | NEV/mcfe | 2011 Drillbit $/mcfe | 5-yr. Average $/mcfe | 2011 Drillbit % | 5-yr. Average % | 12E Production: mmcfe | % Gas | 12E Prod. mmcfe | 13E Prod. mmcfe | NEV/ 12E Prod. $/mmcfe |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ***Large Cap*** | | | | | | | | | | | | | | | | | | | | | | | |
| APA | PK | SO | $108 | Medium | $108.13 | 73% | $119.62 | $13.61 | $15.93 | ($41.03) | 17,942 | 67% | 54% | $2.40 | $3.92 | $3.65 | 125% | 113% | 1,713,013 | 30% | 3% | 7% | 9,180 |
| APC | PK | FS | $112 | Medium | $111.74 | 70% | $78.39 | $54.32 | $15.85 | ($36.82) | 15,233 | 71% | 55% | $3.32 | $3.39 | $7.08 | 71% | 50% | 1,597,922 | 36% | 7% | 6% | 11,568 |
| CHK | PK | SO | $23 | High | $23.48 | 72% | $24.39 | $14.97 | ($1.85) | ($14.03) | 18,788 | 54% | 83% | $1.83 | $2.20 | $2.89 | 476% | 388% | 1,453,360 | 7% | 20% | 0% | 8,755 |
| DVN | PK | SO | $71 | Medium | $71.43 | 76% | $58.48 | $22.49 | $18.11 | ($27.64) | 18,028 | 74% | 58% | $1.47 | $2.73 | $2.61 | 175% | 180% | 1,498,300 | 63% | 4% | 3% | 6,454 |
| EOG | PK | SO | $129 | Medium | $129.09 | 97% | $76.08 | $63.64 | $13.75 | ($26.38) | 12,323 | 52% | 64% | $3.16 | $2.84 | $2.08 | 248% | 289% | 1,050,798 | 34% | 11% | 3% | 13,784 |
| MRO | BF | FS | $39 | Medium | $61.74 | 52% | $30.98 | $33.57 | $4.79 | ($7.61) | 7,064 | 66% | 38% | $3.83 | $2.54 | $2.13 | 74% | 167% | 911,834 | 36% | 17% | 12% | 10,836 |
| NBL | PK | SO | $118 | Medium | $118.03 | 89% | $78.65 | $57.96 | $6.07 | ($24.66) | 7,257 | 42% | 69% | $3.07 | $3.79 | $2.39 | 222% | 212% | 527,486 | 53% | 8% | 13% | 15,418 |
| OXY | PK | SO | $110 | Medium | $111.23 | 75% | $73.01 | $51.29 | $22.76 | ($13.81) | 19,051 | 75% | 28% | $3.72 | $4.43 | $3.21 | 108% | 113% | 1,678,671 | 28% | 4% | 3% | 15,389 |
| SWN | PK | SP | $32 | Medium | $32.11 | 101% | $13.33 | $12.65 | $8.57 | ($4.44) | 3,890 | 33% | 100% | $2.20 | $1.34 | $1.37 | 292% | 397% | 566,324 | 100% | 13% | 12% | 8,371 |
| **Avg** | | | | | | *78%* | | | | | | *62%* | *61%* | *$2.78* | *$3.24* | *$3.04* | *199%* | *212%* | | *50%* | *10%* | *7%* | *11,684* |
| **Median** | | | | | | *75%* | | | | | | *66%* | *58%* | *$3.07* | *$2.84* | *$2.62* | *175%* | *180%* | | *53%* | *8%* | *6%* | *10,836* |
| ***Mid Cap*** | | | | | | | | | | | | | | | | | | | | | | | |
| CIE | JB | SO | $47 | High | $46.87 | 57% | $0.00 | $43.65 | $7.03 | ($3.81) | NA | -- | -- | -- | NA | NA | NA | NA | NA | NA | NA | NA | NA |
| CLR | BC | SO | $97 | Medium | $101.40 | 85% | $58.79 | $74.59 | ($0.89) | ($31.09) | 3,050 | 40% | 36% | $6.15 | $2.16 | $1.56 | 717% | 588% | 213,806 | 30% | 59% | 39% | 31,730 |
| COG | PK | SP | $50 | Medium | $49.76 | 97% | $19.78 | $34.71 | $0.83 | ($5.56) | 3,033 | 59% | 96% | $3.75 | $1.25 | $1.55 | 379% | 399% | 266,379 | 95% | 42% | 50% | 15,570 |
| CXO | JB | SO | $128 | Medium | $128.05 | 67% | $89.91 | $74.91 | ($1.30) | ($35.48) | 2,745 | 59% | 40% | $4.66 | $3.22 | $2.52 | 366% | 433% | 177,136 | 39% | 26% | 14% | 26,337 |
| EXXI | JB | SO | $52 | Medium | $52.44 | 63% | $60.18 | $5.24 | $0.32 | ($13.31) | 718 | 68% | 29% | $5.20 | $0.91 | $0.95 | 76% | 75% | 96,856 | 31% | 28% | 22% | 14,074 |
| FST | PK | SP | $9 | High | $9.02 | 77% | $16.29 | $12.13 | ($2.34) | ($17.06) | 1,904 | 55% | 75% | $1.56 | $3.03 | $2.42 | 246% | 278% | 121,880 | 67% | 0% | 3% | 8,915 |
| KOS | JB | SO | $24 | Medium | $20.28 | 63% | $5.52 | $15.91 | $1.64 | ($2.79) | 306 | 51% | 8% | $17.71 | NM | $50.04 | 0% | 58% | 35,440 | 0% | -1% | 102% | 55,807 |
| KWK | BC | SP | $4 | High | $0.78 | 374% | $5.71 | $7.84 | $0.40 | ($13.16) | 1,982 | 68% | 76% | $1.33 | $2.50 | $1.50 | 165% | 458% | 130,741 | 80% | -13% | -13% | 7,270 |
| LPI | JB | SO | $30 | Medium | $29.32 | 65% | $17.28 | $21.51 | ($0.05) | ($9.42) | 939 | 40% | 64% | $5.77 | $3.21 | $3.21 | 434% | 434% | 68,313 | 38% | 32% | 21% | 19,330 |
| NFX | PK | SO | $40 | Medium | $40.25 | 72% | $21.86 | $42.39 | $1.00 | ($25.00) | 3,911 | 54% | 59% | $1.79 | $2.90 | $2.39 | 283% | 318% | 298,000 | 51% | 3% | 0% | 8,586 |
| PXD | BC | SO | $130 | Medium | $125.50 | 89% | $67.41 | $85.36 | $6.98 | ($34.25) | 6,063 | 57% | 44% | $2.70 | $2.31 | $3.06 | 322% | 172% | 332,722 | 41% | 22% | 17% | 17,943 |
| PXP | BC | SP | $50 | Medium | $55.96 | 85% | $84.80 | $32.71 | $10.93 | ($72.14) | 2,465 | 55% | 41% | $6.04 | $4.19 | $7.02 | 206% | 181% | 217,642 | 40% | 0% | 69% | 24,988 |
| QEP | BC | SO | $38 | Medium | $35.97 | 82% | $21.33 | $21.80 | $11.99 | ($19.17) | 4,364 | 54% | 65% | $2.00 | $1.53 | $2.03 | 320% | 275% | 317,832 | 78% | 16% | 3% | 10,007 |
| RRC | PK | SP | $73 | Medium | $72.93 | 88% | $37.39 | $55.92 | ($0.59) | ($19.77) | 5,054 | 48% | 79% | $2.68 | $1.03 | $1.22 | 738% | 584% | 273,688 | 79% | 35% | 19% | 18,080 |
| SD | PK | SP | $8 | High | $8.32 | 82% | $7.65 | $4.82 | $2.24 | ($6.39) | 2,824 | 49% | 48% | $2.86 | $2.71 | $3.64 | 451% | 315% | 200,139 | 46% | 43% | 18% | 14,711 |
| SM | JB | SO | $89 | Medium | $88.53 | 63% | $78.03 | $28.83 | $3.88 | ($22.19) | 1,259 | 67% | 53% | $4.11 | $2.43 | $3.14 | 310% | 216% | 217,023 | 55% | 28% | 20% | 8,704 |
| UPL | BC | SP | $19 | Medium | $16.25 | 112% | $16.44 | $14.53 | ($1.73) | ($13.00) | 4,977 | 41% | 96% | $1.05 | $1.33 | $1.18 | 465% | 515% | 259,057 | 97% | 6% | -7% | 7,349 |
| WLL | BC | SO | $67 | Medium | $66.57 | 71% | $61.33 | $23.13 | ($2.19) | ($15.71) | 2,072 | 69% | 14% | $3.54 | $6.31 | $5.12 | 196% | 160% | 180,664 | 14% | 22% | 10% | 14,832 |
| WPX | BC | SO | $21 | Medium | $19.45 | 76% | $11.16 | $14.15 | $1.76 | ($7.62) | 4,926 | 59% | 77% | $0.89 | $1.43 | $1.90 | 216% | 205% | 504,750 | 79% | -1% | -7% | 3,115 |
| XEC | JB | SP | $85 | Medium | $85.71 | 72% | $70.60 | $34.22 | $0.18 | ($19.29) | 2,167 | 82% | 61% | $2.94 | $2.73 | $3.26 | 272% | 185% | 228,139 | 52% | 6% | 3% | 10,188 |
| **Avg** | | | | | | *82%* | | | | | | *57%* | *56%* | *$ 4.04* | *$ 3.00* | *$ 5.64* | *324%* | *308%* | | *54%* | *18%* | *20%* | *16,722* |
| **Median** | | | | | | *77%* | | | | | | *55%* | *58%* | *$ 2.84* | *$ 2.60* | *$ 2.52* | *330%* | *278%* | | *53%* | *22%* | *17%* | *14,722* |
| ***Small Cap*** | | | | | | | | | | | | | | | | | | | | | | | |
| AREX | JB | SO | $48 | Medium | $48.45 | 53% | $27.56 | $24.46 | ($0.97) | ($2.70) | 462 | 44% | 77% | $2.31 | $1.79 | $1.82 | 1093% | 630% | 17,455 | 35% | 24% | 30% | 22,267 |
| BBG | BC | SP | $27 | Medium | $27.01 | 69% | $23.03 | $31.85 | ($1.61) | ($26.26) | 1,365 | 51% | 87% | $1.53 | $3.84 | $2.96 | 198% | 219% | 117,544 | 86% | 10% | -26% | 6,469 |
| BCEI | BC | SO | $39 | Medium | $37.16 | 82% | $19.13 | $27.26 | ($0.95) | ($8.28) | 262 | 39% | 35% | $5.13 | | | | | 20,447 | 28% | 113% | 64% | 23,999 |
| BRY | BC | SO | $41 | Medium | $40.90 | 86% | $45.45 | $27.23 | ($2.02) | ($29.75) | 1,627 | 40% | 39% | $2.23 | $3.78 | $2.05 | 235% | 278% | 78,692 | 25% | 3% | 7% | 17,004 |
| CPE | JB | SP | $7 | Medium | $7.11 | 73% | $3.87 | $4.78 | $0.38 | ($3.91) | 96 | 44% | 37% | $3.81 | $3.84 | $8.50 | 230% | 94% | 9,836 | 37% | -11% | 3% | 13,528 |
| CRK | BC | SO | $23 | Medium | $23.59 | 63% | $29.86 | $22.45 | ($2.15) | ($26.56) | 1,248 | 46% | 85% | $1.66 | $4.94 | $2.14 | 341% | 177% | 96,546 | 85% | 3% | -20% | 7,809 |
| CRZO | BC | SO | $27 | Medium | $26.55 | 76% | $23.79 | $29.83 | $0.79 | ($27.84) | 659 | 69% | 68% | $2.64 | $1.66 | $1.54 | 723% | 751% | 56,179 | 67% | 25% | 8% | 11,309 |
| FANG | JB | SO | $28 | Medium | $24.63 | 89% | $18.68 | $11.38 | $0.43 | ($5.84) | 148 | 24% | 13% | $5.62 | NA | NA | NA | NA | 6,322 | 13% | 76% | 156% | 48,192 |
| GDP | BC | SO | $15 | High | $15.44 | 67% | $4.94 | $19.68 | $9.58 | ($18.77) | 501 | 42% | 93% | $2.15 | $3.14 | $1.86 | 264% | 586% | 31,919 | 79% | -20% | 2% | 12,290 |
| HDY | JB | SP | $2 | Speculative | $1.98 | 33% | $0.00 | $2.59 | $0.43 | ($0.00) | NA | - | - | - | NA | NA | NA | NA | NA | NA | NA | NA | NA |
| HK | BC | SO | $13 | Medium | $12.43 | 67% | $3.39 | $14.27 | $1.36 | ($5.59) | 317 | 62% | 37% | $17.64 | NA | NA | NA | NA | 20,443 | 25% | 127% | 370% | 90,775 |
| KOG | BC | SO | $12 | Medium | $10.27 | 90% | $4.63 | $10.38 | ($0.21) | ($4.53) | 310 | 37% | 11% | $7.23 | $3.84 | $4.59 | 1386% | 1216% | 31,922 | 10% | 272% | 108% | 38,954 |
| MMR | JB | SP | $15 | High | $9.22 | 174% | $1.56 | $9.62 | $0.66 | ($0.10) | 284 | 76% | 67% | $10.14 | $325.05 | $26.99 | 3% | 26% | 50,308 | 63% | -26% | -26% | 20,924 |
| MPO | JB | FS | $23 | Medium | $22.16 | 32% | $13.75 | $16.10 | ($0.59) | ($7.10) | 378 | 41% | 35% | $3.85 | $3.15 | $3.15 | 516% | 516% | 21,829 | 25% | 33% | 108% | 24,404 |
| MTDR | BC | SO | $11 | Medium | $9.80 | 84% | $5.99 | $10.71 | $0.04 | ($6.94) | 191 | 34% | 88% | $3.16 | | | | | 19,302 | 63% | 25% | 12% | 11,542 |
| NOG | PK | SO | $26 | Medium | $26.20 | 65% | $13.73 | $18.89 | ($0.61) | $0.05 | 281 | 41% | 11% | $5.27 | $1.96 | $2.00 | 1675% | 1546% | 23,462 | 7% | 103% | 43% | 23,048 |
| PDCE | BC | SP | $43 | Medium | $43.11 | 87% | $26.26 | $48.26 | ($2.35) | ($29.06) | 1,126 | 46% | 64% | $1.63 | $1.28 | $1.42 | 659% | 454% | 49,283 | 66% | 10% | 16% | 13,591 |
| PQ | JB | SO | $8 | Medium | $8.47 | 59% | $9.50 | $2.56 | ($0.63) | ($2.96) | 265 | 63% | 91% | $2.10 | $2.94 | $3.32 | 144% | 151% | 33,930 | 91% | 12% | 9% | 5,985 |
| ROSE | BC | SP | $57 | Medium | $57.17 | 82% | $32.48 | $34.58 | ($0.35) | ($9.53) | 966 | 36% | 46% | $2.94 | $0.97 | $1.52 | 823% | 362% | 80,078 | 42% | 32% | 32% | 12,940 |
| SGY | JB | SO | $45 | Medium | $44.63 | 48% | $46.23 | $11.88 | $4.65 | ($18.13) | 637 | 57% | 52% | $2.32 | $4.43 | $6.30 | 147% | 71% | 91,680 | 46% | 17% | 2% | 5,884 |
| SFY | JB | SP | $34 | Medium | $34.18 | 47% | $38.46 | $17.09 | ($1.35) | ($20.01) | 957 | 35% | 64% | $1.70 | $1.69 | $3.06 | 536% | 243% | 70,046 | 51% | 11% | 7% | 8,478 |
| TPLM | PK | SO | $11 | High | $10.79 | 57% | $0.02 | $8.34 | $2.44 | $0.00 | NM | NM | NM | NM | NM | NM | NM | NM | 3,040 | 7% | 353% | 121% | 35,968 |
| WTI | JB | SP | $27 | Medium | $26.52 | 64% | $38.38 | $3.46 | ($0.44) | ($14.88) | 701 | 65% | 41% | $3.19 | $12.20 | $11.35 | 32% | 36% | 102,112 | 53% | 1% | 9% | 7,991 |
| **Avg** | | | | | | *79%* | | | | | | *46%* | *55%* | *$3.89* | *$21.34* | *$4.82* | *526%* | *435%* | | *46%* | *32%* | *43%* | *20,915* |
| **Median** | | | | | | *63%* | | | | | | *44%* | *52%* | *$2.64* | *$3.45* | *$2.53* | *305%* | *320%* | | *46%* | *17%* | *9%* | *12,538* |
| ***Total Group:*** | | | | | | | | | | | | | | | | | | | | | | | |
| **Avg** | | | | | | *80%* | | | | | | *53%* | *55%* | *$2.75* | *$10.38* | *$4.82* | *375%* | *338%* | | *50%* | *22%* | *29%* | *17,634* |
| **Median** | | | | | | *72%* | | | | | | *54%* | *58%* | *$2.84* | *$2.90* | *$2.57* | *268%* | *277%* | | *53%* | *23%* | *20%* | *12,528* |

***EXXI and HDY are June 30 fiscal year*

2

Howard Weil